October 11, 2019

VIA EDGAR TRANSMISSION

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Katherine Bagley

Re:	Osprey Technology Acquisition Corp.

Amendment No. 4 to

Draft Registration Statement on Form S-1

Submitted September 23, 2019

CIK No. 0001753539

Dear Ms. Bagley:

On behalf of Osprey Technology Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 27, 2019 relating to Amendment No. 4 to the Draft Registration Statement on Form S-1 of the Company (the “Form S-1”) confidentially submitted with the Commission on September 23, 2019. We have revised the Form S-1 in response to the Staff’s comments and the Company is concurrently filing the Form S-1, as revised, with this letter, which reflects these revisions and revises certain other information.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response is to page numbers in the Form S-1 filed concurrently herewith.

Risk Factors

“Our amended and restated certificate of incorporation will provide. . . “, page 55

1.

We note your disclosure that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters. We also note your disclosure in Exhibit 3.1(d) that this provision excludes “any action arising under the federal securities laws, . . . [where] the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction” and does not apply to “suits brought to enforce a duty or liability created by the

Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.” Please clearly disclose in your filing, here and on page 124, how your exclusive forum clause applies to actions arising under the federal securities laws, including that state and federal courts shall have concurrent jurisdiction. As a related matter, we note your disclosure that you may incur additional costs if a court were to find the provision to be inapplicable or unenforceable. Please amend your disclosure to discuss whether there is any specific question regarding the enforceability of the provision.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55-56 and pages 124-125 to disclose that state and federal courts will have concurrent jurisdiction for actions arising under the Securities Act, and the exclusive forum provision will not apply to suits brought to enforce duties and liabilities created by the Exchange Act or any other claims for which the federal courts have exclusive jurisdiction.

Additionally, we have revised the disclosure on pages 55-56 to note that we believe the risk of a court declining to enforce the choice of forum provision contained in our amended and restated certificate of incorporation is low.

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If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ David DiDomenico
David DiDomenico President and Chief Executive Officer Osprey Technology Acquisition Corp.

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